

SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

31 March 2005

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.


05006995

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement which we released to The Stock Exchange of Hong Kong Limited ("HKSE") today for publication on the website of HKSE for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko
Company Secretary

IK/lc/cw

Encl.

c.c. J P Morgan
- Ms. Tintin Subagyo

Shangri-La Hotel Public Company Limited, Thailand, a company listed on the Stock Exchange of Thailand ("Thailand Stock Exchange") and a 73.61% owned subsidiary of Shangri-La Asia Limited, has on 31 March 2005 released to Thailand Stock Exchange a letter (the "Letter") providing additional information on the construction of Shangri-La Hotel, Chiangmai in Thailand. The following is a reproduction of the Letter for information purpose only.

To : Managing Director
The Stock Exchange of Thailand

Date : March 31, 2005

Re : Additional information on the construction of Shangri-La Hotel, Chiangmai ("Project")

On November 10, 2003, the Board of Directors of Shangri-La Hotel Public Company Limited ("SHPCL") had resolved to initiate a new hotel project in Chiangmai on the existing land of SHPCL with an area of 17 Rai, situated at Changklan Road, Muang District, Chiangmai Province. The details of the Project are as follows:-

1. Project Cost (excluding land cost and financial cost) : Budgeted at US$50.51 million (equals to approximately Baht 1,970 million).

2. Project Concept :
   - Five Star Hotel, Top Class and best in Chiangmai.
   - Urban resort hotel that is popular with business travelers, tourists and locals.
   - Adopt Lanna Style elements in both architectural and interior design.
   - Spa to be luxurious and high-end.

3. Hotel Area Schedule :
   - Total keys : 281 nos.
   - Function Rooms : 8 nos.
   - Grand Ballroom : 1,600 sqm.
   - Auditorium : 1 no.
   - Restaurant and Coffee Shop : 5 nos.
   - Health Club, Spa and Outdoor Tennis Court : 2 nos.
   - Parking : 110 nos. (mostly underground)

4. The basis used to calculate the value of the Project : The value of the Project is equivalent to 37% of Total Asset as of December 31, 2004 (Total Asset as of December 31, 2004 was Baht 5,340 million).

5. Construction Period : Approximately 21 months, commencing June 1, 2005 and expected to be finished by February 28, 2007.

6. Sources of Funds : Financed by term loan facility from a local commercial bank amounting to not exceeding Baht 800 million by mortgage land of area 17 Rai in Chiangmai and the hotel which will be constructed thereon as collateral. The balance will be financed by cash generated from existing hotel operation.

.../2

7. Expected benefit to be derived by SHPCL from investment in the Project	:	The new hotel will offer SHPCL an excellent opportunity to be more competitive in the market and to have the good potential for growth in overall operation results especially total revenue and net profit.
8. Opinion of Board of Directors and Audit Committee of SHPCL	:	SHPCL's Board of Directors and Audit Committee considered that the Project is in the interest of SHPCL and its shareholders as a whole.

Yours faithfully,
For and on behalf of
Shangri-La Hotel Public Company Limited

____
Pavinee Meensuk
Director and Company Secretary